

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Stewart Lor
Co-Chief Executive Officer
Powerbridge Technologies Co., Ltd.
1st Floor, Building D2, Southern Software Park
Tangjia Bay, Zhuhai, Guangdong 519080, China

> **Re: Powerbridge Technologies Co., Ltd.**
> **Registration Statement on Form S-3**
> **Filed February 23, 2021**
> **File No. 333-253395**

Dear Mr. Lor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Foland, Staff Attorney, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joan Wu